                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

ENCLOSURES:

Press release dated July 10, 2003 "ALSTOM Receives EU Approval for the
Sale of Its Industrial Turbines Businesses to Siemens AG"

                               SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                             ALSTOM

Date: July 15, 2003                      By: /s/ Philippe Jaffré
                                             -----------------------------------
                                             Name:   Philippe Jaffré
                                             Title:  Chief Financial Officer

                                                                    10 July 2003

                 ALSTOM RECEIVES EU APPROVAL FOR THE SALE OF ITS
                  INDUSTRIAL TURBINES BUSINESSES TO SIEMENS AG

On 28 April 2003, ALSTOM announced the sale of its small and medium gas turbines and industrial  steam turbines to Siemens AG in two separate  transactions.  The first  transaction  covers  the  small gas  turbines  business,  and the  second transaction  covers the  medium-sized gas turbines and industrial steam turbines businesses.

Today the European  Commission has granted formal  clearance under the EC Merger
Regulation for the disposal of ALSTOM's Industrial Turbine activities.

The  disposal  of the  small-sized  gas  turbines  business  to  Siemens  AG was completed  on 30 April 2003  pursuant to a  derogation  granted by the  European
Commission.  Decisions from merger control  authorities in other  jurisdictions, most notably the US authorities, in respect of the medium-sized gas turbines and industrial steam turbines businesses disposal are still awaited. Pending receipt of those other  necessary  clearances,  both the  medium-sized  gas turbines and industrial steam turbines businesses continue to be managed by ALSTOM.

Further announcements will be made in due course.

ALSTOM IS A GLOBAL  LEADER IN ENERGY AND TRANSPORT  INFRASTRUCTURE.  THE COMPANY
SERVES  THE  ENERGY  MARKET  THROUGH  ITS  ACTIVITIES  IN THE  FIELDS  OF  POWER
GENERATION AND POWER  TRANSMISSION  AND  DISTRIBUTION,  AND THE TRANSPORT MARKET
THROUGH ITS  ACTIVITIES IN RAIL AND MARINE.  IN FISCAL YEAR 2002/03,  ALSTOM HAD
ANNUAL SALES  IN  EXCESS  OF €20 BILLION  AND  EMPLOYED AROUND 100,000 PEOPLE IN
OVER 70 COUNTRIES WORLDWIDE.

Press enquiries:          G. Tourvieille
                          Tel. +33 1 47 55 23 15
                          internet.press@chq.alstom.com

Investor relations:       J-G. Micol
                          Tel.+33 1 47 55 26 04
                          investor.relations@chq.alstom.com